Morgan, Lewis & Bockius LLP

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Washington, DC 20004

Tel. +1.202.739.3000

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Keith E. Gottfried

Partner

+1.202.739.5947

Keith.gottfried@morganlewis.com

August 3, 2020

VIA EDGAR AS CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attention: Christopher R. Bellacicco, Esq.

Re:	Pioneer Floating Rate Trust

Preliminary Proxy Statement on Schedule 14A (PREC14A)

Filed on July 20, 2020 by Pioneer Floating Rate Trust

Investment Company Act File Number: 811-21654

Ladies and Gentlemen:

On behalf of our client, Pioneer Floating Rate Trust, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company (“PHD”), set forth below are PHD’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that were verbally conveyed to us on July 29, 2020 with respect to the above-referenced filing.

Concurrently herewith, and consistent with our discussions with the Staff on July 29, 2020, PHD is filing a Definitive Proxy Statement (the “Definitive Proxy Statement”) on Schedule 14A reflecting the revisions described in this letter. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Definitive Proxy Statement.

1.

On page 1, last paragraph, first and second sentences, of the Definitive Proxy Statement, we have revised the disclosure to provide factual support for the statement that Saba Capital Management, L.P. is an activist investor with a history of targeting registered closed-end investment funds. Substantially similar revisions have been reflected elsewhere in the Definitive Proxy Statement as applicable.

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Christopher R. Bellacicco, Esq.

August 3, 2020

2.

On page 2, third paragraph, first sentence, of the Definitive Proxy Statement, we have revised the disclosure to indicate that the statement is a statement of belief. Substantially similar revisions have been reflected elsewhere in the Definitive Proxy Statement as applicable.

3.

On page 6, second full paragraph, first sentence, of the Definitive Proxy Statement, we have revised the disclosure to indicate that the statement is a statement of belief. Substantially similar revisions have been reflected elsewhere in the Definitive Proxy Statement as applicable.

4.

On page 10 of the Definitive Proxy Statement, in the section describing the required votes to approve each of the proposals, we have added disclosure to indicate that there are no rights of appraisal or similar rights of dissenters in connection with any of the matters to be voted on at the Annual Meeting.

5.

On page 18, first full paragraph, last sentence, of the Definitive Proxy Statement, we have revised the disclosure to clarify that Diane P. Durnin was appointed to the PHD Board of Trustees in 2020 to fill a vacancy created when Margaret B.W. Graham retired from the Board.

*    *    *    *    *    *

If the Staff of the SEC has any questions or comments regarding the foregoing, please telephone the undersigned, Roger P. Joseph, Esq., or Toby R. Serkin, Esq., all of Morgan, Lewis & Bockius LLP, which is serving as legal counsel to PHD, at (202) 739-5947, (617) 951.8247, and (617) 951.8760, respectively. Our email addresses are keith.gottfried@morganlewis.com, roger.joseph@morganlewis.com, and toby.serkin@morganlewis.com.

Sincerely,

/S/ KEITH E. GOTTFRIED

Keith E. Gottfried

cc:	Christopher J. Kelley, Esq., Pioneer Floating Rate Trust

Roger P. Joseph, Esq., Morgan, Lewis & Bockius LLP

Toby R. Serkin, Esq., Morgan, Lewis & Bockius LLP